Exhibit 3.5

SECOND AMENDMENT
TO
THE RESTATED BY-LAWS
OF
BORDERS GROUP, INC.

Section 1 of Article III of the Restated By Laws of the Company is amended to read as follows, effective as of May 25,2007:

SECTION 1. Number and Election of Directors. The Board of Directors shall consist of not less than three nor more than eleven members, with the exact number of directors to be determined from time to time by resolution adopted by the affirmative vote of a majority of the directors then in office. Directors shall be elected by the affirmative vote of the majority of the votes cast in person or by proxy at any meeting for the election of directors at which a quorum is present; provided that, if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting. For purposes of this Section, a majority of the votes cast means that the number of shares voted ‘for’ a nominee exceeds the shares voted “against” or “withheld” with respect to the nominee. Abstentions and broker non-votes shall not be deemed to be votes cast for purposes of tabulating the vote. Each director so elected shall hold office until the next annual meeting and until his successor is duly elected and qualified, or until his earlier resignation or removal. Any director may resign at any time upon notice to the Company. Directors need not be shareholders.